NOVEMBER 15, 1997



                              MINUS 9, INCORPORATED (1)

                                       -AND-

                CONSOLIDATED GROWERS & PROCESSORS, INCORPORATED (2)





                            PATENT (TECHNOLOGY) LICENSE

                              EXCLUSIVE / WORLDWIDE

                          MICRO-PARTICLE FOR USE IN PAPER




CONTENTS

Clause				Heading				Page

1.	Definitions

2.	Grant License

3.	Warranties

4.	Disclosure Of Know-How

5.	Use Of Technology

6.	Technical Assistance

7.	Instruction In Know-How

8.	The Patents

9.	Improvements

10.	Standard Of Quality

11.	Marking

12.	Appointment Of Sub-Licenses

13.	Royalties

14.	Promotion

15.	Confidence

16.	Term

17.	Termination

18.	Consequences Of Termination

19.	Actions Of Infringements

20.	Licensee Not To Take Action

21.	No Assignment

22.	Notices

23.	Waiver

24.	Amendments

25.	Force Majeure

26.	Severability

27.	Cancellation Of Previous Agreements

28.	Proper Law

29.	Headings

Schedule

1.	The Patent

2.		Formal Patent License


AN AGREEMENT November 15, 1997
PARTIES:

(1) MINUS 9, INCORPORATED (MINUS 9), P.O. Box 1551, Monterey, California 93942 (the "Licensor"); and

(2) CONSOLIDATED GROWERS & PROCESSORS, INCORPORATED (CGP) P.O.
    Box 2228, Monterey, California 93942 USA (the "Licensee")

RECITALS:

(A) The Licensor is the owner of certain technology relating to the process to manufacture microparticle tags as defined below.

(B) The Licensor owns valuable intellectual property rights relating to the said technology.

(C) The Licensee desires to obtain from the Licensor and the Licensor is prepared to grant to the Licensee an exclusive, worldwide license to use such technology for use in paper products only on the terms and for the consideration set out below.

OPERATIVE TERMS:

1	Definitions

1.1	In this Agreement (unless the context otherwise requires):

"Associate" means in respect of either party hereto:

           (a) any firm or body corporate in which such party directly or indirectly:

               (i)   owns more than half the capital or business assets; or

               (ii)  has the power to exercise more than half the voting
                      rights; or

               (iii) has the power to appoint more than half the members of the supervisory board, Board of Directors or bodies legally representing such firm or body corporate; or

                (iv) has the right to manage the business of such firm or body corporate;

           (b) any person, firm or body corporate which directly or indirectly has in or over such party the rights or powers listed above
               ("a controller"); and

           (c) any firm or body corporate in which a controller directly or indirectly has the rights or powers listed above;

CALENDAR QUARTER means each three monthly period commencing on the first day of any of the months of January, April, July and October in any year;

"Effective Date" means November 15, 1997;

"Field of Use" means paper products;

"Force Majeure" means any cause of delay in the performance of any obligation of either party hereto beyond the reasonable control of such party;

"Improvement" means any change in development of or improvement or modification to the Technology or the Know-how or the method of manufacture, use or application thereof (whether patentable or not) including (without limitation) any change, improvement or modification which makes the Technology or Licensed Products more efficient or adaptable or enables them to be manufactured more cheaply or to a higher qualitative standard of performance;

"Intellectual Property" means the Patients and other intellectual property rights subsisting in the Territory including, without limitation, copyright, registered designs and design rights in the Inventions, and the Know-how owned by the Licensor at the date hereof any time during the Life of this Agreement;

"Inventions" means the inventions more particularly described in the specifications and claims of those Patents specified in schedule 1;

"Know-how" means all designs, plans, specifications and calculations and other manufacturing, engineering and technical data and information relating to the use of the Technology in the possession, custody or power of the licensor at the date hereof and which it may lawfully communicate to the Licensee;

"Licensed Product" means any product in the field of use which falls within any of the claims of any of the Patents or which is manufactured through use of any of the Know-how;

"Licensee's Improvements" means improvements made or discovered by the Licensee (whether before or after the commencement of this Agreement) or of which it is at any time during the Life of this Agreement either the owner or entitled to grant the rights specified in clause 9.3;

"Licensor's Improvements" means Improvements made or discovered by the Licensor during the Life of this Agreement or of which it is at any time during the Life of this agreement either the owner or entitled to grant the rights specified in clause 9.3;

"Life of this Agreement" means the period during which this Agreement is in full force and effect as provided by clauses 16 and 17;

"Net Sales Price" means the invoiced price on a sale by the Licensee or any sub-Licensee (as the case may be) of Licensed Products to any person less:

           (a) value added tax or other sales taxes payable thereon;
           (b) bona fide packing, transport and insurance costs;
           (c) reasonable trade discounts actually granted to the customer in respect of such invoice.

If a Licensed Product is incorporated into or sold with another article (other than another Licensed Product) at an overall price, then the "Net Sales Price" shall be deemed to be the "Net Sales Price" which would have been invoiced if the Licensed Product had been sold alone to a third party in the ordinary course of business. For the avoidance of doubt royalties shall be payable on Licensed Products sold to the Licensee by a Sub-Licensee unless such Licensed Products are resold by the Licensee when royalties shall only be payable on the Net Sales Price of the resale;

"Patents" means the patents and patent applications specified in schedule 1 subsisting from time to time during the Life of this Agreement together with all patents granted pursuant to such applications so substituting;

"Quality Standards" means in respect of any Licensed Product, the quality standards therefore notified by the Licensor to the Licensee from time to time (if any);

"Sub-Licensee" means any person, firm or company sub-licensed (as the case may be) by the Licensee to manufacture Licensed Products, or to exercise any of the rights hereby licensed, and "sub-license" and "sub-licensing" shall be construed accordingly;

"Technology" means the Intellectual Property and the Know-how;

"Territory" means the world.

2	Grant of License

2.1	With effect from the Effective Date the Licensor hereby grants to the
Licensee provided that the Licensee complies with the terms of this Agreement an exclusive license to use the Technology to manufacture and sell Products in the Territory in the field of Use.

2.2	The Licensee shall not be obliged to apply for any patent or other intellectual property protection in the Territory for the Products or Licensed Products.

2.3	The Licensee hereby undertakes with the Licensor that during the Life of this Agreement it will not without the Licensor's written permission:

(a) manufacture, use or sell the Technology or Licensed Products outside or for delivery, use or resale outside the Field of Use.

(b) Authorize or assist any person to manufacture or sell the Technology or Licensed Products outside the Field of Use.

3	WARRANTIES

3.1	The Licensor warrants that at the date hereof it does not know of any present or proposed litigation concerning the Technology in the Territory, and it warrants that manufacture of or dealing in Licensed Products or the use of the Technology or any Improvement is not or will not be an infringement of the rights of third parties.

3.2	The License warrants that:

(a) neither it nor any of its Associates is involved in the manufacture, marketing or sale in the Territory of any products which could compete with the Licensed Products and undertakes that neither it nor any of its Associates will be so involved at any time during the Life of this Agreement;

(b) it has full authority to execute and perform this Agreement;

(c) its execution and performance of this Agreement does not and will not cause it to be in breach of any obligation whether contractual, statutory or otherwise.

4	Disclosure of Know-how

4.1	As soon as reasonably practicable after the Effective Date (if and so far as not already done) and subject to the payment of the sum specified in clause 13.1(a) the Licensor shall supply to the Licensee the Know-how in its possession which relates to use of the technology in the Field of Use.

4.2	The Licensee hereby acknowledges that any information comprising the whole or part of the Know-How which may have been obtained it from the Licensor or any of its Associates prior to the date hereof shall be deemed to have been furnished under the provisions of this Agreement.

5	USE OF TECHNOLOGY

5.1	The Licensee may use the Technology after the Effective Date solely for the Production of products during the Life of this Agreement in the Field of Use.

6	TECHNICAL ASSISTANCE

6.1	The Licensor agrees to make available to the Licensee after the Effective
Date such personnel of the Licensor as the Licensor shall consider reasonable for a mutually agreed and defined period and location to assist in the initiation of manufacturing facilities in the Territory for products.

6.2 The charges for such personnel shall be $100.00 per person per day for each day spent performing the obligation under clause 6.1 plus all traveling, accommodation, medical and subsistence expenses reasonably incurred by such personnel in connection therewith. The daily charge may be increased commensurably with increases in direct and indirect labor costs of the Licensor.

7	INSTRUCTION IN KNOW-HOW

7.1	Upon the Licensee's written request after the Effective Date the Licensor shall provide at the Licensee's expense during the Life of this Agreement and at such times as are convenient to the Licensor personal instruction in the Know-how by qualified persons in the Licensor's employment to a reasonable number of the Licensee's employees at the Licensor's Premises.

7.2	The Licensee shall procure such persons to conform to the regulations laid down by the Licensor for its own employees or especially for visitors so far as applicable.

7.3	The employees of the Licensee to be instructed will be given adequate opportunity to study the Know-how and (subject to examination thereof by the Licensor) they may be permitted to make notes and sketches thereof.

7.4	The Licensor shall have the right to refuse training to those employees of the Licensee sent to the Licensor's premises whom the Licensor regards as unacceptable by reference to reasonable standards of character, behavior and competence.

7.5	The Licensee shall procure all of its employees sent for instruction first to enter into a written confidentiality agreement with the Licensor in such form as the Licensor may reasonably require and the execution of such agreements shall be a condition precedent to their acceptance by the Licensor for instruction.

7.6	The Licensee shall be responsible for all traveling and subsistence expenses of its employees and for their continuing salaries, emoluments and other benefits connected with their employment during the period of instruction and for insurance coverage in respect of all loss caused to themselves or third parties by the acts or omissions of such employees.

7.7	The Licensor shall not be liable for any expenses incurred by the Licensee in connection with this Agreement other than those for which the Licensor has herein expressly agreed to be liable.

7.8	The Licensee shall indemnify the Licensor against all claims relating to any loss, damage or injury (whether to person or property) which may be suffered or caused by the Licensee's employees or representatives in or arising out of any visit made to the Licensor's premises pursuant to this Agreement PROVIDED THAT this indemnity shall not extend to any loss, damage or injury due to the negligence of the Licensor or its employees in the course of their employment with the Licensor.

8	The Patents

8.1	The Licensor or the Licensee (as the case may be) shall at the other's written request and cost execute a license in such terms as may be required by or permissible under the relevant Law (but substantially as far as possible in the form set out in schedule 2) in respect of the Patents for registration by the other (and at the other's costs) at the relevant Patent Offices in the Territory so that this present Agreement shall not in any circumstances be registered or recorded unless the parties are required by law so to do. If there shall be any inconsistencies between the terms of any such formal license and the provisions of this Agreement the latter shall prevail.

9	IMPROVEMENTS

9.1	The Licensor and the Licensee mutually covenant that:

           (a) whether their respective Improvements are patentable or not they will promptly communicate and explain the same to each other;

           (b) they shall promptly inform each other in writing of all things done by them to obtain patent protection therefore in the Territory;

           (c) they shall not abandon or cease to maintain any application or patent relating to any of their Improvements without giving each other at least one month's prior written notice of any intention to do so, and if such notice be given, shall at the other's written request assign any such application or patent to the other upon terms to be agreed by the parties in writing. The parties undertake to negotiate such terms without delay and on a reasonable and fair commercial basis.

9.2	the Licensee shall have a license during the Life of this Agreement to use the Licensor's Improvements on the same terms (mutatis mutandis) as the license granted under clause 2 but for no other purpose.

9.3	The Licensee shall have a royalty-free, exclusive license together with the right to sublicense during the Life of this Agreement to use the Licensor's Improvements.

10	STANDARD OF QUALITY

10.1	The Licensee shall not sell or permit or authorize the sale of any
Licensed Product manufactured pursuant to this Agreement which fails to comply in any respect with the Quality Standards. Prior to the commencement of the sale of any Licensed Product, the Licensee shall submit two randomly selected samples thereof to the Licensor for written approval as to the Quality Standards. The Licensee shall in the same manner obtain the Licensor's prior written approval before making any changes to such Licensed Product which may affect its ability to comply with the Quality Standards.

10.2	If the Licensor at any time believes that any Licensed Product that comes to its attention, does not comply with the Quality Standards, it shall notify the Licensee of its objection setting out its reasons therefore. Without prejudice to any other rights of the Licensor, the Licensee shall at the Licensor's option either promptly take all such steps as the Licensor may require to ensure that all further items of such Licensed Product conform to the Quality Standards or discontinue the production of such Licensed Product.
In any event, the Licensee shall promptly dispose of any remaining stocks of such Licensed Product which do not reach the Quality Standards in accordance with the provisions of clause 10.3.

10.3	Without prejudice to any other rights of the Licensor, the Licensee shall immediately cease manufacturing and selling any Licensed Products which fail to comply with the Quality Standards and in such event all connection between such defective Licensed Products and the Licensor shall be severed and removed.

10.4	The Licensee shall at its own expense upon request furnish to the Licensor such number of randomly selected samples of each item of Licensed Products as the Licensor may reasonably request from time to time for the purpose of permitting the Licensor to determine that the Quality Standards and other provisions of this Agreement are being complied with. The Licensee shall provide to the Licensor and its representatives such access as the Licensor may reasonably request from time to time to the factories, warehouses and other establishments at which Licensed Products are manufactured, packed, stored or offered for sale by or on behalf of the Licensee or by any Sub-Licensee in order to determine compliance by the Licensee with the provisions of this Agreement.

11       MARKING

11.1	The Licensee undertakes that all Licensed Products manufactured pursuant to this Agreement are clearly and conspicuously marked "USED UNDER LICENSE FROM MINUS 9 INCORPORATED." unless the parties hereto other wise agree in writing.

11.2	The marking shall comply with California law.

11.3	The Licensor shall have the final decision on the form of any marking on
Licensed Products.

11.4	The Licensee shall legibly mark or cause to be marked on some conspicuous part of each Licensed Product which is the subject of the Patents (or if this is not possible by reason of its nature on the packaging thereof) for disposal in a country in respect of which a patent has been applied for words indicating that a patent has been applied for in respect thereof, giving the patent application number and the words "patent applied for", and upon a patent being granted the words "patent number ( )" together with the number of the relevant patent.

11.5	Notwithstanding the marking of Licensed Products as aforesaid, the
Licenses shall indemnify and keep indemnified the Licensor and its Associates against all claims, actions, costs, charges, expenses and demands arising or alleged to arise out of the manufacture, use, sale or marketing of any Licensed Products made by the Licensee or any Sub-Licensee or by reason of instructions or lack of instructions in regard to the use or application thereof to the intent that the risks associated with the manufacture, use, sale and marketing of such Licensed Products shall be assumed by the Licensee to the exclusion of the Licensor but this indemnity shall not extend to any such claims, actions, costs, charges, expenses or demands due to the negligent or willful acts or omissions of the Licensor.

11.6	The Licensee shall not make, give or supply any guarantee, warranty or other undertaking as to the quality or other attributes of Licensed Products which binds or purports to bind the Licensor or its Associates except as may be specifically authorized by the Licensor in writing.

11.7	The Licensee shall ensure that in any agreement entered into pursuant to clause 12 the Sub-Licensee shall give an undertaking to the Licensor in the form, mutatis mutandis, set out in this clause 11.

12	APPOINTMENT OF SUB-LICENSEES

12.1	the Licensee may appoint any sub-licensee PROVIDED THAT:

(a) the Licensee has first obtained the Licensor's written consent;

(b) such Sub-Licensee is party to a written agreement with the Licensee which binds it to all the terms and conditions of this Agreement insofar as they relate to contract, manufacture or Sub-Licensing, the use of the Technology and any other provision which is relevant or necessary to enable the Licensee to fulfill its obligations under this Agreement to the Licensor and the Licensee shall not in any event enter into any such agreement unless and until the final text thereof has been approved by the Licensor in writing;

(c) such agreement shall provide for automatic termination upon the termination of this Agreement and where in this Agreement the consent, permission or approval of the Licensor is required or any right of inspection is given to the Licensor under any provision, there shall be required under the corresponding provision in such Sub-License the consent, permission or approval of the Licensor and the Licensee and there shall be given a right of inspection to the Licensor and the Licensee;

(d) the Licensee shall take all necessary steps at its own expense (including the bringing of legal proceedings) to secure the performance and observance by the Sub-Licensee of the terms and undertakings contained in such sub-license or sub-contract on its part to be observed and performed;

(e) the Licensee shall not charge or accept a lump sum, premium or similar payment in connection with the appointment of any Sub-Licensee except on payment of an agreed share thereof to the Licensor.

12.2	The Licensee shall be responsible to the Licensor for payments due in respect of sales of Licensed Products by Sub-Licensees as though they were sales by the Licensee.

12.3	At the Licensor's request the Licensee shall terminate its agreement with any Sub-Licensee if such Sub-Licensee is in breach of its agreement with the Licensee. The Licensee shall indemnify the Licensor against any loss or damage which the Licensor may suffer as a result of any such breach whether such loss or damage occurs before or after termination of this Agreement.

13	ROYALTIES

13.1	The Licensee shall pay to the Licensor the sums set out below in consideration of the grant of the rights under this Agreement.

Amount	Time of Payment

(a) 250,000 shares of Common Stock of CGPR on or near November 15, 1997.


13.2	In addition to the sums payable under clause 13.1 the Licensee shall pay to the Licensor during the Life of this Agreement a royalty of 5% of the Net Sales Price of Licensed Products sold by the Licensee and by all Sub-Licensees.

13.3	In the event that the royalties paid in one calendar year under clause
13.2 does not exceed certain minimums, there is NO other no installment due under this clause 13.1 then the Licensee shall only be obliged to pay the 5% Royalty.

13.4	The Licensee shall pay all royalties due hereunder to the Licensor quarterly within 30 days of the last day of each Calendar Quarter (and on termination of this Agreement within 30 days of the date on which such termination took effect) on the aggregated Net Sales Price of Licensed Products sold by the Licensee and Sub-Licensees during the calendar Quarter ending on such day or (in the case of termination) since the commencement of the Calendar Quarter during which such termination takes effect.

13.5	All payments due to the Licensor under this Agreement shall be paid without deduction of any taxes other than taxes which the Licensee is required by law to deduct and the Licensee shall if so required by the Licensor furnish to the Licensor such evidence as may be necessary to claim double taxation relief.

13.6	All sums payable hereunder are exclusive of Value Added Tax and VAT is
NOT applicable.

13.7	Unless otherwise notified by the Licensor to the Licensee payments due hereunder shall be credited to an account of the Licensor at such Bank as the Licensor may notify the Licensee from time to time and shall be made in pounds sterling. All costs of transmission shall be borne by the Licensee. If any Licensed Products sold by the Licensee or any Sub-Licensee are invoiced in a currency other than US Dollars then for the purposes of calculating royalties payable hereunder such currency shall be converted to US Dollars at the middle market spot rate ruling in London on the date of the actual payment to the Licensor.

13.8	In the case of any sale of Licensed Products by the Licensee or a Sub-
Licensee at an invoice price less than that which would have been charged to persons negotiating at arm's length, there shall be substituted for the purpose of calculation of royalties due hereunder such invoice price as would have been charged in an arm's length transaction.

13.9	The Licensee shall keep and retain for at least six years complete and accurate records of matters relevant to the manufacture, sale and disposal of Licensed Products. The Licensee shall when remitting royalties as herein provided deliver written statements to the Licensor showing the number and type of each item of Licensed Products manufactured and sold by the Licensee and every Sub-Licensee during the Calendar Quarter (or other period) in question and the royalties due thereon together with such other information as the Licensor may reasonably request. The Licensee shall as and when so requested by the Licensor at all reasonable times during the Life of this Agreement and for a period of six years thereafter make the said records available for inspection by the Licensor's authorized representatives who shall have the right to take copies of or extracts from any records kept pursuant to this Agreement and any books, accounts, receipts, papers or other documents in the possession, custody or power of the Licensee relating in whole or in part to the manufacture, promotion or sale of Licensed Products under this Agreement.

13.10	The Licensee shall have the right to appoint at its expense a firm of auditors to audit and give a certificate with regard to all royalties payable and reports and statements delivered to the Licensor pursuant to this clause 13 in respect of each year of the Life of this Agreement or such other period as the Licensor may reasonably require. The Licensee shall provide such assistance as may be necessary to enable such audit to be completed and such certificate given not later than two months after the end of such year or other period. In the event that any audit reveals an understatement or underpayment exceeding two percent of the total sums payable to the Licensor during the year or other period in question, the cost of such audit shall be borne by the Licensee.

13.11	If any circumstances of Force Majeure prevents the transmission of moneys by the Licensee to the United States, the Licensee shall not be absolved from making payments for royalties hereunder but shall pay all moneys due from time to time to the Licensor into a bank account to be opened in the name of the Licensor at such branch of such bank as the Licensor may in writing direct, or to such person or persons as the licensor shall in writing direct.

13.12	If there shall be any delay in the payment of any sums payable under this
Agreement to the Licensor for whatever reasons (including without limitation, Force Majeure) the Licensee shall pay interest thereon at the rate of 1% above the base rate of Prime Rate prevailing from time to time.

14	PROMOTION

14.1	The Licensee shall use its best endeavors to sell and to promote and develop the sale of each and every type of the Products throughout the Territory and in connection therewith the Licensee shall supply to the Licensor such evidence of its performance as the Licensor may reasonably request from time to time.

15	CONFIDENCE

15.1	Subject to clauses 15.2 and 15.3 and save as otherwise expressly provided in this Agreement, neither party hereto (the "recipient party") shall during the Life of this Agreement or thereafter disclose to any person or use for any purpose any information obtained from the other (the "disclosing party") in connection with this Agreement including (without limitation) the Know-how but the recipient party may:

(a) Disclose any such information to:

(i) Sub-Licensees (where the recipient party is the Licensee) appointed in accordance with the Provisions of clause 12; and

(ii) Its customers or prospective customers for Licensed Products who require such disclosure where bona fide necessary for an evaluation or instruction in the use thereof and who have first signed a confidentiality agreement in such form as the disclosing party may reasonably require; and

(iii) Its responsible officers and employees who require such disclosure where bona fide necessary for the proper performance of their duties and who have first signed a confidentiality agreement in such form as the disclosing party may reasonably require;

(b) use such information in the proper exercise of its rights and the performance of its obligations under this Agreement.

15.2	The recipient party shall use its reasonable endeavors to minimize the risk of unauthorized disclosure or use by its employees and officers of information received from the disclosing party and to enforce the confidentiality agreements referred to in clause 15.1(a) in case of need.

15.3	The restrictions on use and disclosure of information under clause 15.1 shall not apply to any information which the recipient party can prove;

(a) was already known to its receipt thereof from the disclosing party;

(b) was subsequently disclosed to it lawfully by a third party who did not obtain the same (whether directly or indirectly) from the disclosing party;

(c) was in the public domain at the time of receipt by the recipient party or has subsequently entered into the public domain other than by reason of the breach of the provisions of this clause 15 or any obligation of confidence owed by the recipient party or by any Sub-Licensee to the disclosing party.

15.4	Nothing in this Agreement shall prevent or restrict the supply by either party (the "first party") (after prior notice to the other) of Licensed
Products or information relating to them to any official body or department where so required.

16	TERM

16.1	This Agreement shall commence on the date hereof and (subject to prior termination as herein provided) shall continue until terminated by either party giving to the other not less than 12 month's notice expiring on the anniversary or any subsequent anniversary of the effective date or at any time thereafter.

17	TERMINATION

17.1	This Agreement may be terminated forthwith by either party ("the first party") by written notice to the other in the event of one or more of the following:

(a) if the other goes into liquidation (other than voluntary liquidation for the purpose of a bona fide reconstruction or amalgamation the terms of which have been approved in advance by the first party in writing) or is dissolved or struck off;

(b) if the other disposes of all or substantially all of its business or assets to any person other than with the prior written approval of the first party;

(c) if the other is unable to pay its debts as they mature or suffers the appointment of a receiver, administrative receiver or administrator (or any similar official or process under the law of its domicile or place of incorporation) of the whole or any part of its assets or is the subject of any bankruptcy proceedings;

(d) if the other is in breach of any of the provisions of this Agreement and fails to remedy such breach (where it is capable of being remedied) within 30 days notice from the first party specifying such breach;

(e) if the other is delayed in the performance of any of its obligations hereunder by reason of Force Majeure for a continuous period exceeding 90 days or for periods exceeding 90 days when aggregated in any period of 180 days.

17.2	Termination of this Agreement shall be without prejudice to any rights of either party which may have accrued up to the date of such termination and the rights to terminate this Agreement are not intended to be exclusive but shall be in addition to every other remedy or right now or hereafter existing including the right to recover damages and to a decree requiring any appropriate performance required by this Agreement.

17.3	Subject to clause 18.1, in the event of termination of this Agreement for whatever cause neither the Licensee nor any liquidator administrator, administrative receiver or similar official thereof shall have any right whatsoever to use, assign, license or otherwise deal in the Technology, the Licensor's Improvements or any of the rights granted to the Licensee by this Agreement.

18	CONSEQUENCES OF TERMINATION

18.1	Upon termination of this Agreement for whatsoever cause (other than termination by the Licensor or the Licensee pursuant to clause 16 or by the Licensor pursuant to clause 17.1) then subject to all the terms hereof the Licensee shall have the right for a period of 3 months following such termination to:

(a) advertise and sell Licensed Products already manufactured or in the course of manufacture and remaining unsold at the time of the termination of this Agreement; and

(b) complete binding contracts for the supply of Licensed Products then in existence.

18.2 Upon termination of this Agreement for whatsoever cause:

(a) the Licensee hall return to the Licensor all the drawing and technical documents supplied to it by the Licensor or by its Associates and all copies thereof in its or any of the Licensee's Associates' possession power or custody or in that of any Sub-Licensee;

(b) (other than termination by the Licensee pursuant to clause 17.1) the Licensor shall have an irrevocable exclusive license to use the Licensee's Improvements to manufacture and sell products throughout the world upon the payment of such royalties as the parties may agree in writing. For such purpose the parties shall negotiate with each other in good faith. If the parties shall fail to reach agreement within 60 days of termination such royalties shall be determined by such person as the parties may agree in writing or (failing such agreement) at the request of either party by a person nominated by the President for the time being of the Association of Chartered Accountants. Such person shall act as an expert and his decision shall be final and binding and his costs shall be borne by the parties equally.

19	ACTIONS FOR INFRINGEMENTS

19.1	Each party shall promptly notify the other of any suspected infringement in the Territory of the Technology or the Licensor's Improvements by any third party (an Infringer") which comes to its notice and shall consult with the other about what to do to deal with such suspected infringement.

19.2	If the Licensor does not commence proceedings against an Infringer in the
Territory then the Licensee shall be entitled so to do at its own expense (and if necessary in the Licensor's name subject to giving the Licensor such indemnity as to costs as it may require).

19.3	The party which has the control of proceedings against an Infringer shall bear all the costs thereof and shall be entitled to all damages and other compensation recovered and at its request and cots, the other party shall provide such assistance as it may reasonably require for the prosecution of the action.

19.4	If the Licensee has the control of any proceedings against an Infringer, it shall keep the Licensor regularly informed of the progress thereof in writing and shall promptly provide the Licensor with such other information in respect thereof as the Licensor may reasonably require from time to time.

20	LICENSEE NOT TO TAKE ACTION

20.1	Except as expressly permitted by clause 19, the Licensee shall not make any demands or claims, bring suit, effect any settlements or compromise or take any other action in respect of the Technology or any other proprietary or intellectual property rights of the Licensor without the Licensor's prior written consent.

21	NO ASSIGNMENT

21.1	Except as permitted by clause 12 the Licensee shall not assign, charge,
Sub-Contract, Sub-License or otherwise dispose of any of its rights or obligations under this Agreement.

21.2	The Licensor may assign, charge, Sub-Contract or otherwise dispose of any of its rights or obligations under this Agreement.

22	NOTICES

22.1	All notices to be given under this Agreement shall be in writing in
California and left at or sent by first class registered or recorded delivery air mail or fax to the appropriate address shown at the head of this Agreement or left at or sent to such other address as the party concerned may from time to time designate by notice pursuant hereto. Any such notice shall be deemed given:

(a) at the time when the same is left at the addressee's address; or

(b) on the second customary working day in the addressee's country after the same shall have been property posted; or

(c) in the case of a fax, on the first such working day after the day of transmission by the fax operator provided that the transmitting fax machine generates upon completion of the transmission a transmission report stating that the notice has been duly transmitted without error to the addressee's fax number.

23	WAIVER

23.1	The rights of either party arising out of any provision of this Agreement or any breach thereof shall not be waived except in writing. Any waiver by either party of any of its rights under this Agreement of any breach of this Agreement shall not be construed as a waiver of any other rights or of any other or further breach.

24	AMENDMENTS

24.1	This Agreement constitutes the entire agreement of the parties on the subject matter hereof and may not be amended except by an agreement in writing signed by both parties.

25	FORCE MAJEURE

25.1	Without prejudice to clauses 13.11 or 17.1(e), neither the Licensor nor the Licensee shall incur any liability to the other in the event that it is delayed in the performance of its obligations hereunder solely by Force Majeure but the party so delayed shall nevertheless use its reasonable endeavors to resume full performance as soon as possible.

26	SEVERABILITY

26.1	All provisions of this Agreement are severable and in the event of any of them being held to be invalid by any competent court this Agreement shall be interpreted as if such invalid provisions were not contained herein.

27	CANCELLATION OF PREVIOUS AGREEMENTS

27.1	This Agreement shall cancel and supersede all previous agreements and arrangements (if any) between the Licensor and the Licensee or their respective predecessors relating to the subject matter hereof which in so far as they or some of them may still be of effect are hereby declared to have been superseded by this Agreement without claim for compensation or otherwise by either party but without prejudice to any rights or liabilities accrued before the date hereof.

28	PROPER LAW

28.1	This Agreement shall be governed by and interpreted in accordance with
California law. Each of the parties hereby submits to the non-exclusive jurisdiction of the Courts of the State of California.

29	HEADINGS

29.1	The headings in this Agreement are for reference only and do not limit or affect the interpretation thereof.

IN WITNESS whereof this Agreement has been duly executed by the parties the day and year first above written.


(Schedule 1 The Patents)

(Schedule 2 Formal patent License)

MINUS 9 INCORPORATED (the "Licensor") HEREBY GRANTS to CONSOLIDATED GROWERS & PROCESSORS, INCORPORATED of PO Box 2228, Monterey, California, 93942 USA (the "Licensee") in respect of the patent specified in the schedule hereto of which the Licensor is Proprietor (the "Patent") license and authority as from the 15th day of November, 1997 to manufacture, use and sell products embodying the inventions within the claims of the Patent subject to the following terms:

1.	Such License shall continue (unless sooner terminated by or pursuant to agreement between the Licensor and the Licensee) for the Life of the Patent;

2.	The Licensee shall notify the Licensor of any infringement of the Patent which comes to its notice and render to the Licensor all such assistance as it may reasonably require in relation thereto;

3.	The Licensee shall notify the Licensor of all improvements relating to the inventions within the scope of the Patent;

4.	This License is made in California and the rights and liabilities of the parties shall be determined according to the laws of  California

5.	This License shall not be assigned, mortgaged or charged nor shall sub-
licenses be granted hereunder without the Licensor's prior written consent.

IN WITNESS whereof this Agreement has been duly executed by the parties the day and year first above written.


THE SCHEDULE

SIGNED by a duly authorized             )Name: Thomas McCarthy
Signatory for and on behalf of	         )Signature: /s/ THOMAS MCCARTHY
MINUS 9 INCORPORATED	                   )Status: President


In the presence of:                     )Name: Mark Kaeller
WITNESS	                                )Signature: /s/ Mark Kaeller
                                        )Occupation:	Banking
                                        )Address:	5317 Mecca Ave.
							                                  Tarzana, CA. 91356


SIGNED  by a duly authorized            )Name:	Susan Brana
Signatory for and on behalf of          )Signature:	/s/ SUSAN BRANA
CONSOLIDATED GROWERS                    )Status:		Corporate Secretary
& PROCESSORS, INC.

In the presence of:			                  )Name: Diane Marciel
WITNESS                                 )Signature:	/s/ DIANE MARCIEL
                                        )Occupation:		Admin.
                                        )Address:	1015 Gayley Ave. No. 387
							                                  Los Angeles, CA. 90024